April 26, 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

ATTN.:		Ms. Patsy Mengiste
Document Control — EDGAR

	RE:	Ameriprise Certificate Company (ACC)
Post-Effective Amendment No. 37
Ameriprise Market Strategy Certificate
File No.: 333-46683
Dear Ms. Mengiste:
Transmitted for filing electronically is Post-Effective Amendment No. 37 to the above referenced registration statement. This Amendment is filed under the Securities Act of 1933 for ACC.
The prospectus for Ameriprise Market Strategy Certificate filed as part of the combined prospectus in Post-Effective Amendment No. 40 to Registration Statement No. 2-95577 for Ameriprise Flexible Savings Certificate on or about April 26, 2010 has been marked to show all changes from the prospectus in Post-Effective Amendment No. 39 to Registration Statement No. 2-95577 for Ameriprise Flexible Savings Certificate filed on or about April 24, 2010.
Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant requests that the effective date for the Amendment be accelerated so that the Amendment will become effective on April 28, 2010. The underwriter’s request for such acceleration is in correspondence accompanying this Post-Effective Amendment.
Please direct your questions or comments on this filing to Anna Butskaya at 612-671-4993 or me at 612-671-1947.
Thank you.

/s/ Scott R. Plummer
Scott R. Plummer
Vice President, General Counsel and Secretary
Ameriprise Certificate Company